

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 19, 2017

Brian R. Balbirnie
Chief Executive Officer
Issuer Direct Corporation
500 Perimeter Park Drive, Suite D
Morrisville, NC 27560

> **Re: Issuer Direct Corporation**
> **Registration Statement on Form S-3**
> **Filed May 10, 2017**
> **File No. 333-217832**

Dear Mr. Balbirnie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 or me at 202-551-3469 with any questions.

Sincerely,

/s/ A.N. Parker *for*

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure